Exhibit 8

SUBSIDIARIES OF MAGAL SECURITY SYSTEMS LTD.

Magal Security Systems Ltd. directly owns the following wholly-owned significant subsidiaries:

Subsidiary Name	Country/State of Incorporation/Organization

KOBB Inc.	Delaware
Magal B.V.	Netherlands
Magal Systems S.R.L.	Romania
Pranco Limited	Cyprus